UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Phoenix Technologies Ltd.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

719153108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,342,344
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,342,344
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,342,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 646,366
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 646,366
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,830,959
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,830,959
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,830,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,477,325
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,477,325
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,477,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,342,344
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,342,344
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,342,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,819,669
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,819,669
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,819,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,819,669
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,819,669
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,819,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,819,669
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,819,669
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,819,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,819,669
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,819,669
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,819,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,819,669
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,819,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,819,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,819,669
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,819,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,819,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,819,669
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,819,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,819,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,819,669
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,819,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,819,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON DALE L. FULLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 01
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON EDWARD TERINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,827
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 15,827
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,8271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON KENNETH H. TRAUB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,105
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,105
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,1051
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 719153108

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth.  Dale L. Fuller, Jeffrey C. Smith, Edward Terino and Kenneth H. Traub are hereby added as Reporting Persons to the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Dale L. Fuller (“Mr. Fuller”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as the Chief Executive Officer of moka5, Inc.  The principal business address of Mr. Fuller is 475 Broadway St., 2nd Floor, Redwood City, California 94063.  Mr. Fuller is a citizen of the United States of America.

Jeffrey C. Smith (“Mr. Smith”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as a Partner Managing Director of Ramius LLC.  The principal business address of Mr. Smith is c/o Ramius LLC, 599 Lexington Avenue, 20th Floor, New York, New York 10022.  Mr. Smith is a citizen of the United States of America.

Edward Terino (“Mr. Terino”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as President of GET Advisory Services, LLC.  The principal business address of Mr. Terino is 25 Indian Rock Road, Suite 23, Windham, New Hampshire 03087.  Mr. Terino is a citizen of the United States of America.

Kenneth H. Traub (“Mr. Traub”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as President and Chief Executive Officer of Ethos Management.  The principal business address of Mr. Traub is 2 Applegate Drive, Robbinsville, New Jersey 08691.  Mr. Traub is a citizen of the United States of America.

(d)           None of Messrs. Fuller, Smith, Terino or Traub has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of Messrs. Fuller, Smith, Terino or Traub has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund, PCG PB and Enterprise Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 4,819,669 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund is approximately $12,180,696, excluding brokerage commissions.

CUSIP NO. 719153108

The Shares purchased by Mr. Fuller were purchased with personal funds.  The aggregate purchase cost of the 100,000 Shares owned directly by Mr. Fuller is approximately $268,500, excluding brokerage commissions.

The Shares purchased by Mr. Terino were purchased with personal funds.  The aggregate purchase cost of the 15,827 Shares owned directly by Mr. Terino is approximately $43,043, excluding brokerage commissions.

The Shares purchased by Mr. Traub were purchased with personal funds.  The aggregate purchase cost of the 1,105 Shares owned directly by Mr. Traub is approximately $2,984, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 10, 2009, in accordance with the terms of the Issuer’s Bylaws, Value and Opportunity Master Fund delivered a letter to the Issuer nominating Messrs. Fuller, Smith, Terino and Traub, as set forth therein (the “Nomination Letter”), for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2010 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2010 Annual Meeting”).  A copy of the Nomination Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 35,008,787 Shares outstanding as of July 29, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 31, 2009.

A.	Value and Opportunity Master Fund

(a)	As of the close of business November 11, 2009, Value and Opportunity Master Fund beneficially owned 2,342,344 Shares.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 2,342,344
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,342,344
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 719153108

B.	RCG PB

(a)	As of the close of business November 11, 2009, RCG PB beneficially owned 1,830,959 Shares.

Percentage: 5.2%

(b)	1. Sole power to vote or direct vote: 1,830,959
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,830,959
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

C.	Enterprise Master Fund

(a)	As of the close of business November 11, 2009, Enterprise Master Fund beneficially owned 646,366 Shares.

Percentage: 1.8%

(b)	1. Sole power to vote or direct vote: 646,366
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 646,366
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

D.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund, may be deemed the beneficial owner of the 2,342,344 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 2,342,344
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,342,344
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated by reference.

CUSIP NO. 719153108

E.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Enterprise Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 646,366 Shares owned by Enterprise Master Fund and (ii) 1,830,959 Shares owned by RCG PB.

Percentage: 7.1%.

(b)	1. Sole power to vote or direct vote: 2,477,325
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,477,325
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Enterprise Master Fund and RCG PB are set forth in Schedule A and incorporated by reference.

F.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 2,342,344 Shares owned by Value and Opportunity Master Fund, (ii) 1,830,959 Shares owned by RCG PB and (iii) 646,366 Shares owned by Enterprise Master Fund.

Percentage: Approximately 13.8%

(b)	1. Sole power to vote or direct vote: 4,819,669
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,819,669
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

G.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 2,342,344 Shares owned by Value and Opportunity Master Fund, (ii) 1,830,959 Shares owned by RCG PB and (iii) 646,366 Shares owned by Enterprise Master Fund.

Percentage: Approximately 13.8%

(b)	1. Sole power to vote or direct vote: 4,819,669
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,819,669
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 719153108

(c)
Cowen did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

H.	RCG Holdings

(a)
RCG Holdings, as the majority shareholder of Cowen, may be deemed the beneficial owner of the (i) 2,342,344 Shares owned by Value and Opportunity Master Fund, (ii) 1,830,959 Shares owned by RCG PB and (iii) 646,366 Shares owned by Enterprise Master Fund.

Percentage: Approximately 13.8%

(b)	1. Sole power to vote or direct vote: 4,819,669
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,819,669
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

I.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 2,342,344 Shares owned by Value and Opportunity Master Fund, (ii) 1,830,959 Shares owned by RCG PB and (iii) 646,366 Shares owned by Enterprise Master Fund.

Percentage: Approximately 13.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,819,669
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,819,669

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

J.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 2,342,344 Shares owned by Value and Opportunity Master Fund, (ii) 1,830,959 Shares owned by RCG PB and (iii) 646,366 Shares owned by Enterprise Master Fund.

Percentage: Approximately 13.8%

CUSIP NO. 719153108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,819,669
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,819,669

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

K.	Mr. Fuller

(a)
As of the close of business on November 11, 2009, Mr. Fuller directly owned 100,000 Shares.  Mr. Fuller, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owners of the (i) 2,342,344 Shares owned by Value and Opportunity Master Fund, (ii) 1,830,959 Shares owned by RCG PB and (iii) 646,366 Shares owned by Enterprise Master Fund.  Mr. Fuller disclaims beneficial ownership of such Shares owned by Value and Opportunity Mater Fund, RCG PB and Enterprise Master Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Mr. Fuller since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

L.	Mr. Smith

(a)
As of the close of business on November 11, 2009, Mr. Smith did not directly own any Shares.  Mr. Smith, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owners of the (i) 2,342,344 Shares owned by Value and Opportunity Master Fund, (ii) 1,830,959 Shares owned by RCG PB and (iii) 646,366 Shares owned by Enterprise Master Fund.  Mr. Smith disclaims beneficial ownership of such Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 719153108

(c)
Mr. Smith has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

M.	Mr. Terino

(a)
As of the close of business on November 11, 2009, Mr. Terino directly owned 15,827 Shares.  Mr. Terino, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owners of the (i) 2,342,344 Shares owned by Value and Opportunity Master Fund, (ii) 1,830,959 Shares owned by RCG PB and (iii) 646,366 Shares owned by Enterprise Master Fund.  Mr. Terino disclaims beneficial ownership of such Shares owned by Value and Opportunity Mater Fund, RCG PB and Enterprise Master Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 15,827
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,827
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Mr. Terino since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

N.	Mr. Traub

(a)
As of the close of business on November 11, 2009, Mr. Traub directly owned 1,105 Shares.  Mr. Traub, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owners of the (i) 2,342,344 Shares owned by Value and Opportunity Master Fund, (ii) 1,830,959 Shares owned by RCG PB and (iii) 646,366 Shares owned by Enterprise Master Fund.  Mr. Traub disclaims beneficial ownership of such Shares owned by Value and Opportunity Mater Fund, RCG PB and Enterprise Master Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,105
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,105
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Mr. Traub since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.  The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 719153108

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 12, 2009, Value and Opportunity Master Fund, RCG PB, Enterprise Master Fund, Ramius Advisors, RCG Starboard Advisors, Ramius, Cowen, RCG Holdings, C4S, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Dale L. Fuller, Jeffrey C. Smith, Edward Terino and Kenneth H. Traub (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Group agreed to solicit proxies or written consents for the election of the persons nominated by Value and Opportunity Master Fund to the Issuer’s Board of Directors at the 2010 Annual Meeting (the “Solicitation”), and (c) Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, Value and Opportunity Master Fund has agreed to indemnify Messrs. Fuller, Terino and Traub against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Value and Opportunity Master Fund has agreed to compensate Messrs. Fuller, Terino and Traub for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Pursuant to the terms of the Compensation Letter Agreements, Value and Opportunity Master Fund has agreed to pay each of Messrs. Fuller, Terino and Traub (i) $10,000 in cash upon the submission of the Nomination Letter and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies in favor of Messrs. Fuller’s, Terino’s and Traub’s election as a director at the 2010 Annual Meeting.  Pursuant to the Compensation Letter Agreements, each of Messrs. Fuller, Terino and Traub agrees to use such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Fuller, Terino and Traub shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, each of Messrs. Fuller, Terino and Traub agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Fuller, Terino and Traub may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

CUSIP NO. 719153108

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1	Nomination Letter

Exhibit 99.2
Joint Filing and Solicitation Agreement by and among Ramius Value and Opportunity Master Fund Ltd, RCG PB, Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Dale L. Fuller, Jeffrey C. Smith, Edward Terino and Kenneth H. Traub, dated November 12, 2009.

Exhibit 99.3	Form of Indemnification Letter Agreement.

Exhibit 99.4	Form of Compensation Letter Agreement.

Exhibit 99.5	Powers of Attorney

CUSIP NO. 719153108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  RCG Starboard Advisors, LLC,
its investment manager

RCG PB, LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RCG STARBOARD ADVISORS, LLC
By:  Ramius LLC,
its sole member

RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: Cowen Group, Inc., its sole member COWEN GROUP, INC. RCG HOLDINGS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Dale L. Fuller, Jeffrey C. Smith, Edward Terino and Kenneth H. Traub

CUSIP NO. 719153108

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

7,350	2.6200	11/06/09
3,507	2.6238	11/06/09
29,903	2.6327	11/06/09
147	2.5833	11/09/09
1,764	2.5875	11/09/09
7,350	2.6700	11/09/09
7,203	2.7500	11/10/09
3,161	2.7411	11/11/09
375	2.7242	11/11/09
8,375	2.7455	11/11/09

RCG PB, LTD

5,700	2.6200	11/06/09
2,719	2.6238	11/06/09
23,190	2.6327	11/06/09
114	2.5833	11/09/09
1,368	2.5875	11/09/09
5,700	2.6700	11/09/09
5,586	2.7500	11/10/09
2,451	2.7411	11/11/09
291	2.7242	11/11/09
6,495	2.7455	11/11/09

RAMIUS ENTERPRISE MASTER FUND LTD

1,950	2.6200	11/06/09
930	2.6238	11/06/09
7,933	2.6327	11/06/09
39	2.5833	11/09/09
468	2.5875	11/09/09
1,950	2.6700	11/09/09
1,911	2.7500	11/10/09
839	2.7411	11/11/09
100	2.7242	11/11/09
2,222	2.7455	11/11/09

CUSIP NO. 719153108

DALE L. FULLER

35,000	2.6600	11/06/09
35,000	2.6800	11/09/09
30,000	2.7200	11/10/09

EDWARD TERINO

5,000	2.7000	11/10/09
10,827	2.7300	11/11/09

KENNETH H. TRAUB

1,105	2.7000	11/11/09